[redacted]

12014473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52250

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/11** (mm/dd/yy) AND ENDING **12/31/11** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hanson McClain Retirement Network, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Fair Oaks Blvd., Suite 300
(No. and Street)

Sacramento	**California**	**95864**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Burnett **916-979-4019**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Steve Burnett**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hanson McClain Retirement Network, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

VALARIE WILLIAMS
Commission # 1948920
Notary Public - California
Sacramento County
My Comm. Expires Aug 20, 2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Hanson McClain Retirement Network, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Hanson McClain Retirement Network, LLC

December 31, 2011

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Hanson McClain Retirement Network, LLC
Sacramento, California

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC, (the "Company") as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst Wintter + Associates

February 22, 2012

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	461,666
Securities owned, marketable		4,883
Commissions receivable		616,792
Other receivables		66,939
Deposit with clearing broker		50,000
Prepaid expenses and other assets		57,208
Note receivable		170,401
Due from related party		2,000
Property and equipment, net of $47,688 accumulated depreciation		9,076
Total Assets	$	1,438,965

Liabilities and Member's Equity		
Accounts payable	$	39,176
Accrued compensation and benefits		171,086
Due to clearing broker		15,808
Due to related parties		75,048
Total Liabilities		301,118
Member's Equity		1,137,847
Total Liabilities and Member's Equity	$	1,438,965

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Income

For the Year Ended December 31, 2011

Revenue		
Commissions	$	3,204,725
Marketing revenue		4,318,816
Other income		43,403
Total Revenue		7,566,944
Expenses		
Compensation		1,682,712
Clearing fees and other fee expense		251,326
Professional fees		185,759
Marketing revenue collection fees		169,888
Depreciation		3,166
Interest expense		954
Other operating expenses		1,198,004
Total Expenses		3,491,809
Income Before Income Taxes		4,075,135
Income taxes		56,600
Net Income	$	4,018,535

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2011

December 31, 2010	$	928,512
Contributions		55,800
Distributions		(3,865,000)
Net income		4,018,535
December 31, 2011	$	1,137,847

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net income	$ 4,018,535
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,166
Income taxes paid as a contribution from member	55,800
(Increase) decrease in:	
Securities owned, marketable	167
Commissions receivable	(278,684)
Other receivables	111,759
Prepaid expenses and other assets	(6,468)
Due from related party	(2,000)
Increase (decrease) in:	
Accounts payable	4,385
Accrued compensation and benefits	32,050
Due to clearing broker	(93,857)
Due to related parties	42,453
Net Cash Provided by Operating Activities	3,887,306
Cash Flows from Investing Activities	
Increase in note receivable	(231,998)
Payments received on notes receivable	73,319
Purchase of property and equipment	(7,381)
Net Cash Used by Investing Activities	(166,060)
Cash Flows from Financing Activities	
Distributions	(3,865,000)
Net Cash Used by Financing Activities	(3,865,000)
Net Decrease in Cash and Cash Equivalents	(143,754)
Cash and cash equivalents at beginning of year	605,420
Cash and Cash Equivalents at End of Year	$ 461,666
Supplemental Disclosure of Non Cash Operating and Financing Activities:	
Income taxes paid as a contribution from member	$ 55,800
Supplemental Data:	
Interest paid	$ 954
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statements

December 31, 2011

1. Organization

Hanson McClain Retirement Network, LLC (the "Company") was formed as a limited liability company in California in July 1998, with a termination date of July 1, 2028. Under this form of organization, the member is not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in July 2000, and is a member of the Financial Industry Regulatory Authority. The Company provides marketing and training support to independent financial advisors. The Company is also a securities dealer with customer accounts and conducts business under a fully disclosed agreement with National Financial Services LLC ("NSF").

2. Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with NFS. The Company promptly transmits all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2011, the Company had no cash equivalents.

Accounts Receivable and Notes Receivable
The Company evaluates its accounts receivable and notes receivable and estimates the provision for doubtful accounts based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Notes receivable are stated at unpaid principal balances, less any allowance for loan losses.

2. Significant Accounting Policies (Continued)

Property and Equipment
Property and equipment are stated at cost and include office furniture and equipment, business software and computers. Expenditures for repairs and maintenance which do not extend the useful life of the furniture and equipment, along with purchases below $1,000 are charged to expense when made. Upon retirement, the asset cost and related accumulated depreciation are relieved from the financial statements. Depreciation and amortization are computed using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company has elected under the Internal Revenue Code to be treated as a qualified subchapter S subsidiary of its member, Hanson McClain Group, Inc. ("HMG"). In lieu of federal income taxes, the Company's income is passed through to HMG. The Company is subject to an annual $800 California tax and a California income tax on S corporations. All items of income, deductions, and credits are included in HMG's tax return.

The provision for income taxes shown consists of the Company's share of state income taxes of $56,600, which is included as a contribution from HMG as tax payments are made by HMG.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

3. Risk Concentration

At December 31, 2011, the Company held deposits at two financial institutions, which were in excess of applicable federal insurance limits by $212,341.

4. Deposit with Clearing Broker

The Company's clearing broker, NFS, requires that they maintain at least $50,000 in deposits and a minimum net capital of $100,000.

5. Property and Equipment

Property and equipment, net consist of the following:

Furniture and fixtures	$ 39,454
Computers and equipment	12,310
Business software	5,000
Total cost	56,764
Total accumulated depreciation	(47,688)
Property and equipment, net	$ 9,076

6. Postretirement Plan

The Company maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages. The Company elected to contribute $74,682 in 2011 to the 401(k) plan to supplement employee contributions. This amount is included in compensation on the statement of income.

7. Securities Owned, Marketable

Marketable securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At December 31, 2011, marketable securities owned, measured at fair value on a recurring basis, were level 1 assets of $4,883.

8. Note Receivable

On May 1, 2011 the Company accepted a promissory note for $231,988 from a former marketing partner. The unsecured promissory note is payable in 25 monthly installments of $10,000, including interest at 7.00% as stated in the note, through June 1, 2013. At December 31, 2011 the note receivable and accrued interest receivable was $170,401.

9. Related Party Transactions

Related party transactions are comprised of the following:

Due from Related Party	
Hanson McClain Strategic Advisors ("HMSA")	$ 2,000
Due to Related Parties	
Hanson McClain Group, Inc.	$ 2,440
Hanson McClain, Inc. ("HMI")	42,608
Maidu Redevelopment ("Maidu")	30,000
Total due to related parties	$ 75,048

Under an overhead sharing agreement, HMG and the Company's related parties by common ownership, HMSA and HMI share certain administrative services. These include office space, information technology, computer and telephone support, human resource management and accounting services. In 2011, the Company recognized expenses of $332,640 for these services. At December 31, 2011, $2,000 was receivable from HMSA related to these services. At December 31, 2011, $2,440 and $25,000 was owed to HMG and HMI, respectively, for these services.

HMI is a registered investment advisory firm. The Company is the sole broker-dealer for HMI, and HMI is the only registered investment advisory firm using the Company for broker-dealer services. The Company collected $9,050,153 in fee revenues on behalf of HMI for the year ended December 31, 2011. The payable relating to these activities was $17,608 at December 31, 2011.

Maidu, a related party by common ownership, made loans to the Company during the year to invest its money at a higher rate of interest. At December 31, 2011, the Company owed Maidu $30,000.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $482,576, which exceeded the requirement by $432,576.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Subsequent Events

The Company has evaluated subsequent events through February 22, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Hanson McClain Retirement Network, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net Capital		
Total member's equity	$	1,137,847
Less: Non-allowable assets		
Commissions receivable		348,914
Other receivables		66,939
Prepaid expenses and other assets		57,209
Due from related party		2,000
Note receivable		170,401
Property and equipment, net		9,076
Total non-allowable assets		654,539
Net Capital Before Haircuts		483,308
Less: haircuts on securities		732
Net Capital		482,576
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $301,118 or $50,000, whichever is greater		50,000
Excess Net Capital	$	432,576

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2011)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2011	$	385,630
Increase in member's equity		114,139
Increase in non-allowable assets		(17,193)
Net Capital Per Above Computation	$	482,576

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Hanson McClain Retirement Network, LLC
Sacramento, California

In planning and performing our audit of the financial statements and supplemental schedules of Hanson McClain Retirement Network, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GWitte + Associates

February 22, 2012

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Hanson McClain Retirement Network, LLC
Sacramento, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Hanson McClain Retirement Network, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

February 22, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052250 FINRA DEC

Hanson McClain

3620 Fari Oaks Blvd, #300

Sacramento, CA 95864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $9872

B. Less payment made with SIPC-6 filed (exclude interest) (5084)

08-08-2011

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4788

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4788

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $4788

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hanson McClain

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7566943
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3196007
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	422168
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3618175
2d. SIPC Net Operating Revenues	$ 3948768
2e. General Assessment @ .0025	$ 9872

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